UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Tech Foundry Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87824P 10 5

(CUSIP Number)

Tech Foundry Ventures, Inc.

316 California Avenue, Suite 543,

Reno, NV 89509

(888 909-5548)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Jeffrey Cocks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	[ ]
	(b)	[X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	[ ]
2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,000,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,000,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

32.04% (1)
14	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Based on the 21,950,000 shares of Common Stock of the Issuer being outstanding or issuable as of December 31, 2015.

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.0001 per share par value (the “Common Stock”), of Tech Foundry Ventures, Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 316 California Avenue, Suite 543, Reno, NV 89509

Item 2. Identity and Background

(a) This Schedule 13D is filed by Jeffrey Cocks an individual.

(b) The principal business address of Mr. Cocks is 225 Macpherson Ave., Ste B, Toronto, ON M4V 1A1

(c) Mr. Cocks is the CEO, President and a director of the Issuer.

(d) During the last five years, Mr. Cocks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Cocks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cocks is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Cocks acquired 7,000,000 shares for $700.00 of services rendered to the Company in its formation at a price of $0.0001 per share on February 27, 2014. Mr. Cocks is a founding shareholder of the Issuer.

Item 4. Purpose of Transaction

Investment.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Mr. Cocks beneficially owns 7,000,000 shares (approximately 32.04%) of the Company’s common stock.

(b) Number of shares as to which such person has:

Sole power to vote or to direct vote: 7,000,000 shares.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 7,000,000

Shared power to dispose or to direct the disposition of: 0.

(c) None.

(d) None; not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No contracts, arrangements, understanding or relationships with respect to sale or voting of the securities of the Issuer exist.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2016	/s/ Jeffrey Cocks
Jeffrey Cocks